Exhibit 99.1

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the consolidated financial condition and results of operations of VisionSys AI Inc. (formerly known as tctm kids it education inc.) and its consolidated subsidiaries as of and for the six-month period ended June 30, 2025. Unless otherwise indicated or the context otherwise requires, all references in this Management’s Discussion and Analysis to “VSA”, the “Company”, “we”, “our”, “ours” “us” or similar terms refer to VisionSys AI Inc. (formerly known as tctm kids it education inc.) together with its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements information as of and for the six-month period ended June 30, 2025. You should also read this Management’s Discussion and Analysis in conjunction with (i) our audited consolidated financial statements of 2024, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the United States Securities and Exchange Commission (“SEC”) on May 15, 2025.

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the unaudited interim condensed consolidated financial statements and notes and in this Management’s Discussion and Analysis are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB7.1636, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. VSA may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.

Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. In light of the Company’s plan to focus on AI business in the future, with its business focus to be gradually shifted from STEM education business to AI business related to brain-computer interface services, but also plan to divest the STEM education business, such factors and risks include, but are not limited to the following: VSA’s goals and strategies, especially those related to the transition to AI business and the divestiture of STEM education business; its future business development, including the progress of deploying the AI business related to brain-computer interface services and the advancement of the divestiture of the STEM education business, in the process of divesting the STEM education business, the Company’s ability to smoothly advance the divestiture, including but not limited to completing transaction negotiations, meeting regulatory requirements, etc., properly handle assets and liabilities transition period to protect the rights; with respect to the AI business related to brain-computer interface services, the Company’s ability to advance the R&D progress of core algorithms and related software and hardware systems, recruit and retain technical talents with expertise in the AI and brain-computer interface fields, promote the commercialization and implementation of brain-computer interface services, establish and enhance its brand influence in the AI and healthcare/biotech industries, and maintain cooperative relationships with partners in the industrial chain.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Overview

VSA is an emerging technology services company that develops brain-computer interface systems and STEM education services, with a specialized focus on brain-computer interface businesses that utilize core algorithms along with related software and hardware systems. We are committed to transforming industries, including healthcare, biotech, through AI-powered innovations, empowering people and organizations with intelligent tools to shape a smarter, more connected world.

The Six Months Ended June 30, 2025, Compared to the Six Months Ended June 30, 2024

Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our condensed consolidated financial statements filed separately with the SEC. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2024		2025
		% of Net			% of Net
	RMB	revenues	RMB	US$	revenues
	(Unaudited)		(Unaudited)	(Unaudited)
	(in thousands, except percentages)
Net revenues	604,051	100.0	93,610	13,067	100.0
Cost of revenues	(372,720)	(61.7)	(18,852)	(2,632)	(20.1)
Gross profit	231,331	38.3	74,758	10,435	79.9
Operating expenses:
Selling and marketing	(122,422)	(20.3)	(3,996)	(558)	(4.3)
General and administrative	(144,100)	(23.9)	(54,279)	(7,577)	(58.0)
Research and development	(6,923)	(1.1)	—	—	0.0
Operating (loss)/income	(42,114)	(7.0)	16,483	2,300	17.6
Interest income/(expenses), net	244	0.0	(4,249)	(593)	(4.5)
Other income, net	337	0.1	(1,306)	(182)	(1.4)
Foreign currency exchange (loss)/income, net	(84)	(0.0)	142	20	0.2
(Loss)/income before income taxes	(41,617)	(6.9)	11,070	1,545	11.8
Income tax expense	(21,544)	(3.6)	(270)	(38)	(0.3)
Net (loss)/income from continuing operations	(63,161)	(10.5)	10,800	1,507	11.5
Net loss from discontinued operations, net of tax	(51,673)	(8.6)	—	—	0.0
Net (loss)/income	(114,834)	(19.0)	10,800	1,507	11.5

Net Revenues

Total net revenues from continuing operations decreased 84.5% to RMB93.6 million (US$13.1 million) for the six months ended June 30, 2025, from RMB604.1 million in the same period of 2024. The decrease was primarily attributable to the Company’s strategic adjustment of service scale since January 2025, which led to a temporary reduction of revenue contribution from core service operations

Cost of Revenues

Cost of revenues from continuing operations decreased 94.9% to RMB18.9 million (US$2.6 million) for the six months ended June 30, 2025, from RMB372.7 million in the same period of 2024. The decrease in cost of revenues from continuing operations was mainly driven by the Company’s resource optimization efforts aligned with its service scale adjustment since January 2025. The Company streamlined allocation of resources for core service support, resulting in a significant reduction in employee-related expenses and routine operating costs.

Gross Profit and Gross Margin

Gross profit from continuing operations decreased 67.7% to RMB74.8 million (US$10.4 million) for the six months ended June 30, 2025, from RMB231.3 million in the same period of 2024. Gross margin was 79.9% for the six months ended June 30, 2025, compared with 38.3% in the same period of 2024.The decrease in gross profit from continuing operations was primarily a result of the temporary reduction in revenue contribution from core services amid the Company’s service scale adjustment since January 2025, coupled with a corresponding adjustment in costs. The notable increase in gross margin was driven by a larger percentage decrease in cost of revenues (-94.9%) compared to the decrease in net revenues (-84.5%), reflecting the efficiency of the Company’s resource optimization efforts during the service scale adjustment.

Operating Expenses

Total operating expenses from continuing operations decreased by 78.7% to RMB58.3 million (US$8.1 million) in the six months of 2025, from RMB273.4 million in the same period of 2024. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 78.7% to RMB58.0 million (US$8.1 million) in the six months of 2025, from RMB272.9 million in the same period of 2024. Total share-based compensation expenses allocated to the related operating expenses decreased by 54.0% to RMB0.3 million (US$0.0 million) in the six months of 2025, from RMB0.6 million in the same period of 2024.

Selling and marketing expenses decreased by 96.7% to RMB4.0 million (US$0.6 million) in the six months of 2025 from RMB122.4 million in the same period of 2024. The drastic reduction in selling and marketing expenses was primarily attributable to the optimization of marketing resource allocation aligned with the Company’s service scale adjustment since January 2025, including targeted cuts to non-essential marketing and promotion spending and streamlined personnel allocation for marketing support.

General and administrative expenses decreased by 62.3% to RMB54.3 million (US$7.6 million) in the six months of 2025, from RMB144.1 million in the same period of 2024. The decrease was mainly due to the streamlining of administrative resource allocation amid the Company’s service scale adjustment, which reduced non-essential administrative-related costs in the current period.

Research and development expenses decreased by 100% to nil in the six months of 2025, from RMB6.9 million in the same period of 2024. The decrease was primarily due to the prioritization of R&D resource allocation to core initiatives amid the Company’s service scale adjustment, leading to the temporary pause of non-critical R&D projects and no further costs incurred for such projects.

Operating Income

Operating income was RMB16.5 million (US$2.3 million) in the six months of 2025, compared to an operation loss of RMB42.1 million in the same period of 2024. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB16.8 million (US$2.3 million) in the six months of 2025, compared to a non-GAAP operating loss of RMB41.5 million in the same period of 2024.

Income Tax Expense

The Company recorded an income tax expense of RMB0.3 million (US$0.0million) in the six months of 2025, compared to RMB21.5 million in the same period of 2024.

Net income from Continuing Operations

As a result of the foregoing, net income from continuing operations was RMB10.8 million (US$1.5 million) in the six months of 2025, compared to a net loss from continuing operations of RMB63.2 million in the same period of 2024. Non-GAAP net income from continuing operations, which excluded share-based compensation expenses, was RMB11.1 million (US$1.5 million) in the first months of 2025, compared to non-GAAP net loss of RMB62.6 million in the same period of 2024.

Basic and diluted loss per ADS

Basic net income from continuing operations per ADS was RMB0.50 (US$0.07) in the first half of 2025. Diluted net income from continuing operations per ADS was RMB0.50 (US$0.07) in the first half of 2025. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB0.52 (US$0.07) in the first half of 2025. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB0.51 (US$0.07) in the first half of 2025.

Cash and cash equivalents

The total balance of cash, cash equivalents, and restricted cash decreased by RMB44.0 million from RMB46.5 million as of December 31, 2024 to RMB2.5 million (US$0.3 million) as of June 30, 2025.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2024, we had cash and cash equivalents of RMB46.5 million. As of June 30, 2025, we had cash of RMB2.5 million (US$0.3 million). All cash is held in bank. The variable interest entities (the “VIEs”) held no cash as of June 30, 2025.

The Company has incurred recurring losses from operations, and as of June 30, 2024 and June 30, 2025, had an accumulated deficit of RMB2,542.5 million and RMB3,003.7 million (US$419.3 million), respectively. The aforementioned raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain sufficient recurring revenue required to fund operations.

We believe that our current cash on hand, bank deposits, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including those for working capital, for at least the next 12 months.

The following summarizes the key components of our cash flows for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended
	June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities from continuing operations	(87,272)	(110,084)	(15,367)
Net cash used in operating activities from discontinued operation	(16,514)	—	—
Net cash used in investing activities from continuing operations	(30,010)	(189)	(26)
Net cash used in investing activities from discontinued operation	(1,835)	—	—
Net cash provided by financing activities from continuing operations	3,403	66,238	9,247
Net cash used in financing activities from discontinued operation	(7,792)	—	—
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	180	(13)	(3)
Net change in cash and cash equivalents and restricted cash	(139,840)	(44,048)	(6,149)
Cash, cash equivalents and restricted cash at the beginning of the year	289,852	46,519	6,494
Cash, cash equivalents and restricted cash at end of the year	150,012	2,471	345
Less: Cash, cash equivalents and restricted cash of discontinued operation	41,768	—	—
Cash, cash equivalents and restricted cash at the end of the year from continuing operations	108,244	2,471	345

Operating activities

Net cash used in operating activities from continuing operations for the six months ended June 30, 2025 was RMB110.1 million (US$15.4 million), which was primarily due to (a) a net income from continuing operations of RMB10.8 million (US$1.5  million), partially offset by the decrease in accrued expenses and other current liabilities of RMB91.3 million (US$12.7 million), the decrease in operating lease liabilities of RMB65.5 million (US$9.1 million) and decrease in amounts due to related parties of RMB40.8 million (US$5.7 million); (b) an increase of deferred revenue of RMB71.9 million (US$10.0 million).

Net cash used in operating activities from continuing operations for the six months ended June 30, 2024 was RMB87.3 million, which was primarily due to (a) a net loss from continuing operations of RMB63.2 million, partially offset by depreciation and amortization of RMB17.9 million, amortization of right-of-use asset of RMB56.9 million, and share based compensation expense of RMB0.6 million; (b) a decrease in operating lease liabilities of RMB62.9 million; and (c) an increase in amounts due from related parties of RMB35.8 million.

Investing activities

Net cash used in investing activities from continuing operations for the six months ended June 30, 2025 amounted to RMB0.2 million (US$0.0 million), attributable to capital expenditures incurred in the period.

Net cash used in investing activities from continuing operations for the six months ended June 30, 2024 amounted to RMB30.0 million consisting of the loan collected from related party of RMB21.8 million, partially offset by the purchase of property and equipment, including computers and servers, of RMB19.4 million for the replacement of obsolete items and the two loans provided to related parties of RMB19.2 million in May of 2024 and RMB 14.2 million in June of 2024, both of which were repaid in December, 2024.

Financing activities

Net cash provided by financing activities from continuing operations for the six months ended June 30, 2025 amounted to RMB66.2 million (US$9.2 million), this was primarily driven by cash inflows of RMB78.2 million (US$10.9 million) from the issuance of Class A ordinary shares in connection with the exercise of share options, partially offset by cash outflows of RMB12.0 million (US$1.7 million) from the repayment of bank borrowing.

Net cash provided by financing activities from continuing operations for the six months ended June 30, 2024 amounted to RMB3.4 million, was primarily due to the proceeds from bank borrowing of RMB11.0 million , partially offset by the repurchase of treasury stocks of RMB7.3 million.

Material Cash Requirements

Capital expenditures

Our capital expenditures are primarily related to purchase of leasehold improvements and investments in computers, network equipment and software.  Our capital expenditures were RMB 19.4 million and RMB0.2 million (US$0.0 million) for the six months ended June 30, 2024 and 2025, respectively. The significant decrease in capital expenditures in 2025 was primarily due to the Company’s strategic adjustment to temporarily close offline learning centers, which led to a reduction in investments related to leasehold improvements and equipment.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the VIEs in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries and service fees paid by the VIEs in mainland China. If our wholly owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our subsidiaries in mainland China, being foreign-invested enterprises established in mainland China, are required to make appropriations to certain statutory reserves, such as a general reserve fund, which is appropriated from net profit as reported in their PRC statutory accounts. Each of our mainland China subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of such subsidiary’s respective registered capital.

The VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund and a discretionary surplus fund. Each of the VIEs is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of such VIE’s respective registered capital. Appropriations to the discretionary surplus fund are at the discretion of the VIEs.

Contingencies

From time to time, we may become party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Research and Development, Patents and Licenses, etc.

Research and Development

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS, 61it.cn and the various services that we provide to our students. We manage our lecture delivery system, TTS and 61it.cn using a combination of commercially available software, hardware systems and proprietary technology. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB 6.9 million for the six months ended June 30, 2024, and nil for the same period in 2025.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with senior executive officers and most other employees, to protect our intellectual property rights. In addition, we require certain of our senior executive officers and other employees to enter into agreements with us under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the one year after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of June 30, 2025, we had registered 34 domain names relating to our continuing operations, including our www.tctm.cn, www.it61.cn and www.61it.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held 3 software copyrights and 116 trademarks related to our continuing operations.

Pursuant to the share purchase agreement signed on July 22, 2025, the Company has arranged for the disposal of the intellectual property rights related to the STEM business. These assets, which include domain names, software copyrights, and trademarks, will be transferred to First Winner Management Limited. This divestiture represents a key strategic step for the Company, enabling it to sharpen its focus and reallocate resources toward its future transition into the Artificial Intelligence (AI) sector.

Trend Information

Other than as disclosed elsewhere in this Management’s Discussion and Analysis, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2025 and ending on the date of this Management’s Discussion and Analysis  that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) use of estimates; (ii) discontinued operations; (iii) revenue recognition; and (iv) recently issued accounting standards. See “Summary of Significant Accounting Policies” under Note 2 to our unaudited condensed consolidated financial statements included in our Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 30, 2025, for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Long-Lived Assets

We periodically review our long-lived assets for impairment indicators to identify any events that may lead the carrying value to be irrecoverable. Such events include a historical or projected trend of net cash outflow or a future expectation that we will sell or dispose of an asset significantly before the end of its previously estimated useful life. In reviewing for impairment, we group all our long-lived assets into one asset group, which is the lowest possible level that identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The selection and assessment of qualitative factors used to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value involves significant judgment and estimates, which could be material to our financial position and results of operations.

There was no indications of impairment as of June 30, 2025.

No impairment of long-lived assets was recognized for the six months ended June 30, 2024 and 2025.

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model, or the CECL Model, in accordance with ASC topic 326—Financial Instruments—Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses, which could be material to our financial position and results of operations.

Prepaid expenses and other current assets primarily represent prepaid advertising deposits, professional fee, prepaid rental expenses and so on. Prepaid expenses and other current assets which are due over one year as of the balance sheet date are presented as other non-current assets. The Company maintains an allowance for credit losses for the part that is not expected to be recovered. In establishing the allowance, management considers overdue employee loan upon the use of the CECL Model in accordance with ASC topic 326. Prepaid expenses and other current assets that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

There was no allowance of credit losses for accounts receivable as of December 31, 2024 and June 30, 2025. The allowance of credit losses for prepaid expenses and other current assets associated with continuing operations totaled approximately RMB49.7 million and RMB54.3 million (US$7.6 million) as of December 31, 2024 and June 30, 2025, respectively.

Taxation

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purposes based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments to pre-tax income amount filed with local tax authorities in accordance with the local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increases or decreases in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we will not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would be required. This allowance pertains to deferred tax assets arising from temporary differences and operating losses, and such an increase would decrease our earnings in the period in which such determination is made. As of December 31, 2024 and June 30, 2025, the Company’s deferred tax assets for continuing operations, net of valuation allowance, were nil for both periods, despite having gross deferred tax assets of RMB170.9 million and RMB150.9 million (US$21.1 million), respectively.